FILED BY UNION PACIFIC CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION

COMMISSION FILE NO. 001-08339

The Union Pacific-Norfolk Southern combination will transform the U.S. supply chain, unleash the industrial strength of American manufacturing and create new sources of economic growth and jobs. Today, railroaders move nearly everything we use. This transaction is the next step in advancing the rail industry, enabling raw goods and finished products to move seamlessly from East to West and North to South – faster, safer and more sustainably. Union Pacific and Norfolk to create America’s first President Abraham Lincoln’s This combination will transform the industrial strength of new sources of economic that preserves union jobs. America’s First Transcontinental Railroad Linking Corner Union Pacific Norfolk Southern HQ Core Location Connecting 50,000 Route Across 43 States Path to Completion The Boards of Directors of both Union Pacific and Norfolk Southern unanimously approve the transaction Transaction subject to review and approval statutory and customary closing conditions The companies expect to file their application with the STB within 6 months Shareholders vote to approve the transaction Our Mission Remains Unchanged: Safety, Service & Operational Excellence = Winning Service Deliver the service we sold our customers. Asset Utilization Drive decisionmaking to those closest to the work. Safety Be the best at safety. Cost Control Spend resources wisely, with for the unexpected. What We’ll Deliver Faster, more reliable freight Direct coast-to-coast service eliminates delays, reduces transit times and gives customers simple, single-line shipping solutions. Simplified shipping One rate quote, one tracking system, fewer interchanges and expanded intermodal options. Technology-driven safety Industry-leading systems, AI and real-time data to reach our goal of zero incidents and world-class service reliability. Global reach Customers gain access to 100 ports and 10 international interchanges for U.S.-made goods, boosting exports and strengthening manufacturing. Environmental benefit Stronger coast-to-coast rail service offers a more costeffective alternative to trucking – reducing highway congestion and wear on taxpayer-funded roads. Outcomes for Communities and Economy SAFER, STRONGER INFRASTRUCTURE: $5.6 billion invested annually in tracks, bridges, technology and safety programs.2 BETTER JOBS, STRONGER WORKFORCE: 40% higher pay and benefits for railroad workers than national average1; Those who have a union job when the merger is approved will continue to have one. COMMUNITY GIVING: $300 million in giving from 2020–2025, +100s of public–private projects that strengthen safety and wellbeing.2 INVESTING IN FIRST RESPONDERS: 10,000 first responders trained by UP and NS every year.2 Positioned for Growth: Rail, Industrial Projects Boost Local Economies Union Pacific and Norfolk Southern are focused on growth – pursuing more than 550 industrial development projects enhancing service and powering local economies.3,4 The combined network will include 50,000 route miles of track, more than 24,000 bridges and a multitude of public-private projects focused on community safety, security and wellbeing. Driving Texas Growth Union Pacific plays a vital role in several Texas industries and invests significant private capital in improving safety, efficiency and growth opportunities. $3.4B: Invested in Texas capital 2020-20245 3,000: Acres at Prime Point near Dallas, serving greater south-central markets5 6,500: Miles of track crisscrossing Texas5 Blue Ridge Connector Inland Port – Northeast Georgia6 Norfolk Southern is partnering with the Georgia Ports Authority as the sole rail provider to the new inland terminal in Gainesville, opening in 2026. The new inland terminal will serve key industries more sustainably with electric cranes. 600: Truck miles reduced per container, cutting emissions 200,000: Container lift capacity per year on 18,000 feet of track 35: Port Savannah’s global shipping routes CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD Stronger Railroads, Stronger Communities: Driving Growth, Jobs and Opportunity AMERICA’S FIRST TRANSCONTINENTAL RAILROAD up-nstranscontinental.com

1. “Freight Rail Jobs,” Association of American Railroads, accessed August 26, 2025, https://www.aar.org/issue/railroad-jobs/. 2. “Union Pacific and Norfolk Southern to Create America’s First Transcontinental Railroad” Union Pacific Railroad and Norfolk Southern Corporation press release, last modified July 29, 2025, accessed Sept. 29, 2025, https://cdn.prod.website-files.com/685db5eb86dee8265a53dad7/6888dcf184765451f10b3ebb_ Union%20Pacific%20and%20Norfolk%20Southern%20to%20Create%20America%27s%20First%20Transcontinental%20Railroad%20.pdf. 3. “Union Pacific: Proud to Serve Roehm’s New Plant in Texas,” Union Pacific, published July 8, 2025, accessed August 26, 2025, https://www.up.com/news/growth/roehm-new-texas-plant-250708. 4. “Norfolk Southern releases 2025 Forging a Better Tomorrow Report,” Norfolk Southern, accessed August 26, 2025, https://norfolksouthern.mediaroom.com/Norfolk-Southern-releases-2025-Forging-a-Better-Tomorrow-Report. 5. “Union Pacific in Texas,” Union Pacific Railroad, accessed Oct. 1, 2025, https://www.up.com/content/dam/upcom/corp-comm/documents/us-guide/pdf-texas-usguide.pdf. 6. “2 Big Investments. 1 Shared Mission in Northeast Georgia,” Norfolk Southern Corporation, published May 25, 2025, accessed Oct. 1, 2025, https://www.norfolksouthern.com/en/newsroom/story-yard/2-big-investments-1-shared-mission-in-northeast-georgia. NO OFFER OR SOLICITATION This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology. While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure. This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/ 000070216525000008/nsc-20241231.htm) and Norfolk Southern’s subsequent filings with the SEC, Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/00001 00885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”) and Union Pacific’s subsequent filings with the SEC, as well as the risks described in Union Pacific’s registration statement on Form S-4 (No. 290282), as filed with the SEC on September 16, 2025, as amended on September 30, 2025 (available at https://www.sec.gov/Archives/edgar/data/100885/000119312525224307/d908896ds4a.htm) (the “Registration Statement”), may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, Union Pacific filed the Registration Statement with the SEC, which includes a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders. The Registration Statement was declared effective on September 30, 2025, and Union Pacific filed a final prospectus on October 1, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/100885/000119312525226560/d908896d424b3.htm), and Norfolk Southern filed a definitive proxy statement on October 1, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/702165/000119312525226601/d64358ddefm14a.htm) (together, the “Definitive Joint Proxy Statement/Prospectus”). Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Definitive Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT, AS AMENDED, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor. unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://norfolksouthern.investorroom.com/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925. PARTICIPANTS IN THE SOLICITATION Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Definitive Joint Proxy Statement/Prospectus. Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”. Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm), and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, “Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec. gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/ edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”. Free copies of these documents may be obtained as described above.